Exhibit 99.1

ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 (unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT

(unaudited - expressed in thousands of Canadian dollars)
	Note	September 30, 2017	December 31, 2016

ASSETS

Current Assets
Cash and cash equivalents		$ 21,364	$ 20,382
Accounts and other receivables		3,726	2,938
Restricted cash and deposits	5	497	-
Investments	4	842	1,691
Inventories		691	151
Prepaid expenses and other		731	401
		27,851	25,563

Non-Current Assets
Restricted cash and deposits	5	6,575	6,948
Investments	4	646	-
Inventories		4,699	5,110
Property, plant and equipment	6	13,848	13,967
Mineral properties	7	72,007	65,849
Intangible assets		128	195

Total Assets		$ 125,754	$ 117,632

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$ 4,255	$ 1,832
Environmental services contract loss provision		37	121
Deferred revenue		87	167
Flow-through share premium pending renunciation		535	-
		4,914	2,120
Non-Current Liabilities
Environmental services contract loss provision		153	156
Deferred revenue		131	170
Silver streaming interest	8	11,518	18,118
Decommissioning and rehabilitation provision	9	4,730	4,955
Deferred income tax liabilities		2,166	1,440

Total Liabilities		23,612	26,959

Shareholders' Equity		102,142	90,673

Total Liabilities and Shareholders' Equity		$ 125,754	$ 117,632

COMMITMENTS	17

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Richard Zimmer”
(signed)	(signed)
______________________________	______________________________
Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30

(unaudited - expressed in thousands of Canadian dollars, except share and per share amounts)		Three months ended		Nine months ended
	Note	2017	2016	2017	2016

Environmental Services Revenue		$ 3,786	$ 3,243	$ 8,225	$ 8,422
Environmental Services Costs		2,241	2,533	5,218	6,437
Gross Profit		1,545	710	3,007	1,985

General and administrative expenses	11	2,255	1,678	8,462	5,582
Mine site care and maintenance	12	421	475	1,270	1,474
		2,676	2,153	9,732	7,056

Operating Loss		(1,131)	(1,443)	(6,725)	(5,071)

Other Income (Expenses)
Other income		13	37	75	17
Gain (loss) on investments	4	(517)	1,099	1,452	2,904
Foreign exchange income (loss)		(49)	61	(138)	(238)

Loss Before Taxes		(1,684)	(246)	(5,336)	(2,388)

Income Tax Provision (Recovery)
Current		(1)	-	(1)	-
Deferred		589	394	564	210

Net Loss		(2,272)	(640)	(5,899)	(2,598)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax $(202), $(143), $(308), and $(167)		95	(34)	180	118
Gain (loss) on available-for-sale investments, net of tax	4	(111)	(42)	226	1,365
Recycle gain on available-for-sale investments to current income		-	(1,103)	(356)	(1,103)
Other Comprehensive Income (Loss)		(16)	(1,179)	50	380
Total Comprehensive Loss		$ (2,288)	$ (1,819)	$ (5,849)	$ (2,218)

Basic and diluted loss per common share		$ (0.02)	$ (0.01)	$ (0.06)	$ (0.03)
Weighted average number of common shares outstanding		103,618,914	96,466,712	100,533,241	86,592,718

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30

(unaudited - expressed in thousands of Canadian dollars)	Three months ended		Nine months ended
	2017	2016	2017	2016

Cash Flows (used in) from Operating Activities
Net loss	$ (2,272)	$ (640)	$ (5,899)	$ (2,598)
Items not affecting cash from operations:
Deferred revenue	(22)	(266)	(120)	(309)
Environmental services contract loss provision	(138)	16	(89)	(40)
Depreciation of property, plant and equipment	404	491	1,255	1,483
Amortization of intangible assets	2	28	54	84
Share-based compensation expense	389	214	2,050	864
Finance costs, foreign exchange and other	37	(260)	(477)	122
Realized gain on disposition of investments	-	(1,294)	(1,204)	(1,530)
Unrealized loss (gain) on investments	517	195	(248)	(1,374)
Advisory fees paid in shares	-	-	500	-
Deferred income tax provision (recovery)	589	394	564	210
Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	(1,679)	33	(789)	(206)
(Increase) decrease in inventories	(157)	109	(129)	34
Increase (decrease) in prepaid expenses and other current assets	171	338	(330)	32
Increase (decrease) in accounts payable and accrued liabilities	8	150	330	(224)

	(2,151)	(492)	(4,532)	(3,452)

Cash Flows (used in) from Investing Activities
Expenditures on mining operations properties	(37)	(79)	(104)	(147)
Expenditures on exploration and evaluation properties	(2,069)	(2,556)	(3,681)	(3,103)
Purchase of property, plant and equipment	(654)	(8)	(1,387)	(63)
Proceeds from disposal of available-for-sale investments	-	1,778	2,003	1,778
Release of security from remediation services agreement	-	3,784	-	3,784
Increase in restricted cash for decommissioning obligations	(195)	(2,151)	(195)	(1,991)

	(2,955)	768	(3,364)	258

Cash Flows from (used in) Financing Activities
Proceeds from issuance of shares	-	-	9,043	13,008
Issuance costs	-	-	(716)	(815)
Proceeds from exercise of warrants	-	4,596	389	5,636
Proceeds from exercise of stock options	6	43	162	217

	6	4,639	8,878	18,046

Increase (decrease) in Cash and Cash Equivalents	(5,100)	4,915	982	14,852
Cash and Cash Equivalents - Beginning of Period	26,464	18,100	20,382	8,163

Cash and Cash Equivalents - End of Period	$ 21,364	$ 23,015	$ 21,364	$ 23,015

SUPPLEMENTAL CASH FLOW INFORMATION (see note 14)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(expressed in thousands of Canadian dollars)

	Common Shares			Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)
	Number of Shares
		Amount	Warrants					Total

Balance - December 31, 2016	92,950,194	$ 186,952	$ 2,134	$ 7,216	$ 12,880	$ (118,045)	$ (464)	$ 90,673

Net loss	-	-	-	-	-	(5,899)	-	(5,899)
Other comprehensive income	-	-	-	-	-	-	50	50
Share-based compensation expense recognized	-	-	-	2,373	-	-	-	2,373
Equity offering, net of issuance costs	4,205,820	7,222	72	-	-	-	-	7,294
Shares issued - advisory fees	250,000	500	-	-	-	-	-	500
Shares issued - consideration for Wheaton (note 8)	3,000,000	6,600	-	-	-	-	-	6,600
Exercise of share options	126,006	240	-	(78)	-	-	-	162
Exercise of warrants	422,068	497	(108)	-	-	-	-	389
Share options forfeited or expired	-	-	-	(2,863)	2,863	-	-	-
Release of RSU settlement shares	221,667	298	-	(298)	-	-	-	-

Balance - September 30, 2017	101,175,755	$ 202,309	$ 2,098	$ 6,350	$ 15,743	$ (123,944)	$ (414)	$ 102,142

Balance - December 31, 2015	77,226,026	$ 168,585	$ 1,405	$ 7,378	$ 12,063	$ (113,686)	$ (712)	$ 75,033

Net loss	-	-	-	-	-	(2,598)	-	(2,598)
Other comprehensive income	-	-	-	-	-	-	380	380
Equity offering, net of issuance costs	10,839,972	9,880	2,202	-	-	-	-	12,082
Share-based compensation expense recognized	-	-	-	978	-	-	-	978
Exercise of share options	299,169	323	-	(106)	-	-	-	217
Exercise of warrants	4,037,875	7,108	(1,472)	-	-	-	-	5,636
Share options forfeited or expired	-	-	-	(744)	744	-	-	-
Release of RSU settlement shares	135,001	420	-	(420)	-	-	-	-

Balance - September 30, 2016	92,538,043	$ 186,316	$ 2,135	$ 7,086	$ 12,807	$ (116,284)	$ (332)	$ 91,728

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development in Canada, located in the Yukon Territory; and through Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

In September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2016, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, with the exception of the critical estimates related to the embedded derivative within the silver stream interest liability. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of November 2, 2017.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	New and Revised Accounting Standards Adopted

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective:

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

We are currently assessing the effect of this standard and its related amendments on our financial statements. We have completed our initial review of the new standard and have identified a limited number of potential differences relevant to the Corporation.

IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In 2013, the Corporation put the previously operating Keno Hill District (“District”) on care and maintenance, where it has remained since that date. When the District resumes mining operations, we will review the sales contracts in place and assess the effects of the new standard.

The majority of revenue for our environmental services business is recognized at the time when services are rendered. The Corporation also enters into fixed price contracts. Under IAS 18, the revenue for fixed price contracts is recognized on a percentage of completion basis. Under IFRS 15, we will assess on a contract by contract basis whether it still remains appropriate to recognize revenue over time and the method for estimating the amount of revenue to recognize.

We are also continuing to assess the effects of IFRS 15 on our silver streaming arrangement. At the date of the transaction, we accounted for the arrangement as the sale of a portion of our mineral interest together with an ongoing extraction service contract. We did not recognize disposal gains as the amount of the gain could not be reliably determined and therefore was deferred under IAS 18. We are currently evaluating whether these previously deferred gains can be recognized on transition to IFRS 15. Alternatively, if continued deferral is required, how the deferred amounts should be measured.

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Corporation is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding the embedded derivative within the silver stream interest liability.

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgement to select a method of valuation and make estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 8 for further details on the methods and assumptions associated with the measurement of the embedded derivative within the silver streaming interest liability.

4.	Investments

	September 30 2017	December 31 2016

Common shares held	$ 394	$ 365
Warrants held	1,094	1,326

Investments	1,488	1,691

Less: Current portion	842	1,691

	$ 646	$ -

As of September 30, 2017, the common shares held consist of 4,375,000 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2016 – nil). As of September 30, 2017, the warrants held consist of 4,375,000 warrants of Banyan (December 31, 2016 – nil) with an exercise price of $0.115 and 1,125,000 warrants of Golden Predator Mining Corp. (“Golden Predator”) (December 31, 2016 – 2,125,000) with exercise prices ranging between $0.15 and $0.21 per share.

During the three and nine month periods ended September 30, 2017, the Corporation recorded a gain (loss) on investments in the amount of the ($517,000) and $1,452,000 (2016 - $1,294,000 and $1,530,000), respectively. The gain (loss) on investments for the three and nine month periods ended September 30, 2017 consist of a realized pre-tax gain on the sale of Golden Predator shares in the amount $nil and $1,204,000 (2016 – $111,000 and $241,000) and a fair value measurement adjustment on warrants held in Banyan and Golden Predator in the amount of ($517,000) and $248,000 (2016 – ($189,000) and $1,375,000), respectively. During the same periods, the Corporation also recorded in other comprehensive income a fair value adjustment gain (loss), net of tax of ($111,000) and $226,000 (2016 - $(43,000) and $1,612,000), respectively, on common shares held in Banyan.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	Restricted Cash and Deposits

	September 30 2017	December 31 2016

Security for remediation services agreement	$ 497	$ 534
Security for decommissioning obligations	6,486	6,328
Other	89	86

	7,072	6,948

Less: Current portion	(497)	-

	$ 6,575	$ 6,948

As at September 30, 2017, security for a remediation services agreement was $497,000 (US$398,000) (2016 -$534,000; US$398,000). This represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer and is expected to be held for a period less than one year.

As at September 30, 2017, security for decommissioning obligations was $6,486,000 (2016 - $6,328,000). This represents security for costs that are expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek deposits.

6.	Property, Plant and Equipment

Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2016	$ 1,364	$ 5,213	$ 20,296	$ 6,652	$ 1,394	$ 34,919
Additions	349	7	-	1,036	18	1,410
Decommission change in estimate	-	-	(138)	-	-	(138)

September 30, 2017	$ 1,713	$ 5,220	$ 20,158	$ 7,688	$ 1,412	$ 36,191

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2016	$ 275	$ 4,356	$ 8,828	$ 6,254	$ 1,239	$ 20,952
Depreciation	55	233	775	296	32	1,391

September 30, 2017	$ 330	$ 4,589	$ 9,603	$ 6,550	$ 1,271	$ 22,343

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2016	$ 1,089	$ 857	$ 11,468	$ 398	$ 155	$ 13,967

September 30, 2017	$ 1,383	$ 631	$ 10,555	$ 1,138	$ 141	$ 13,848

During the three and nine month periods ended September 30, 2017, the Corporation recorded total depreciation on property, plant and equipment of $450,000 and $1,391,000 (2016 – $524,000 and $1,584,000), respectively, of which $404,000 and $1,255,000 (2016 – $491,000 and $1,483,000), has been charged to income with $58,000 and $129,000 (2016 – $54,000 and $175,000), recorded in environmental services cost of sales and $346,000 and $1,126,000 (2016 – $437,000 and $1,308,000), reflected under general expenses and mine site care and maintenance.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Of the balance, $46,000 and $136,000 (2016 – $33,000 and 101,000), respectively, was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

7.	Mineral Properties

	December 31 2016	Expenditures Incurred	September 30 2017

Mineral Properties
Keno Hill District Properties
Bellekeno	$ 8,804	$ 52	$ 8,856
Lucky Queen	2,113	123	2,236
Onek	321	12	333
McQuesten[i]	3,814	20	3,834
Silver King	7,154	-	7,154
Flame & Moth	21,966	473	22,439
Bermingham	15,193	5,478	20,671
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$ 65,849	$ 6,158	$ 72,007

	December 31 2015	Expenditures Incurred	December 31 2016

Mineral Properties
Keno Hill District Properties
Bellekeno	$ 8,833	$ (29)	$ 8,804
Lucky Queen	1,958	155	2,113
Onek	289	32	321
McQuesten	3,794	20	3,814
Silver King	7,154	-	7,154
Flame & Moth	20,912	1,054	21,966
Bermingham	11,059	4,134	15,193
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$ 60,483	$ 5,366	$ 65,849

(i)  Effective May 24, 2017, the Corporation entered into an Option Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% the McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum of $2,600,000 in exploration expenditures, issue 1,600,000 shares, pay a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mining Operations Properties	Exploration and Evaluation Properties	Total

September 30, 2017
Cost	$ 130,352	$ 67,592	$ 197,944
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$ 11,425	$ 60,582	$ 72,007

December 31, 2016
Cost	$ 130,165	$ 61,621	$ 191,786
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$ 11,238	$ 54,611	$ 65,849

8.	Silver Streaming Interest

	September 30 2017	December 31 2016

Balance – Silver Stream Interest	$ 18,118	$ 18,118

Less: Embedded derivative asset	(6,600)	-

	$ 11,518	$ 18,118

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton Precious Metals (“Wheaton”) (formerly Silver Wheaton Corp.) under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA (the “Amended SPA”), originally dated October 2, 2008, such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment (originally US$3.90 per ounce fixed) based on monthly silver head grade and monthly silver price. The actual monthly production payment from Wheaton will be determined based on a silver grade and pricing curve governed by an upper ceiling grade of 1,400 grams per tonne (“g/t”) and a price of US$25 per ounce of silver and a floor grade of 600 g/t and a price of US$13 per ounce of silver with the production payment being calculated as a percentage of the average monthly silver spot price. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which has now been extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2019.

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IAS 39, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and will be re-measured at fair value on a re-occurring basis at each period end with changes in value being recorded within the Statement of Income/(loss).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at September 30, 2017, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the silver head grade and silver price. The model incorporated principal inputs from the preliminary economic assessment (the “PEA”), such as payable ounces delivered, head grade and silver price. A discount rate of 13.35%, representing the implied discount rate applied to the payment made under the Amended SPA was used to calculate the NPV. There was no adjustment recorded during the period ended September 30, 2017.

9.	Decommissioning and Rehabilitation Provision

	September 30 2017	December 31 2016

Balance – beginning of period	$ 4,955	$ 5,111

Decrease due to re-estimation	(274)	(220)
Accretion expense, included in finance costs	49	64

Balance – end of period	$ 4,730	$ 4,955

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements. The $6,486,000 currently posted is included in the Corporation’s non-current restricted cash and deposits.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $5,938,000 (December 31, 2016 – $6,056,000), with the expenditures expected to be incurred substantially over the course of the next 18 years. In determining the carrying value of the decommissioning and rehabilitation provision as at September 30, 2017, the Corporation has used a risk-free discount rate of 2.35% (December 31, 2016 – 2.1%) and an inflation rate of 2.0% (December 31, 2016 – 2.0%) resulting in a discounted amount of $4,730,000 (December 31, 2016 – $4,955,000).

10.	Capital and Reserves

Shareholders’ Equity

The following share transactions took place during the nine month period ended September 30, 2017:

1.	On May 30, 2017, the Corporation completed a bought deal financing and issued 4,205,820 flow-through common shares on a private placement basis at a price of $2.15 per share for aggregate gross proceeds of $9,042,513;

2.	126,006 stock options were exercised for proceeds of $162,000;

3.	422,068 warrants were exercised for proceeds of $389,000;

4.	221,667 common shares were issued from treasury upon vesting of restricted share units (“RSUs”);

5.	3,000,000 common shares were issued from treasury in consideration to Wheaton for amending the silver stream agreement (see Note 8); and

6.	250,000 common shares were issued from treasury for advisory services rendered (see Note 8).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

The changes in warrants outstanding are summarized as follows:

Expiry Date	Exercise Price	Balance at December 31, 2016	Issued	Exercised	Balance at September 30, 2017
December 8, 2017	$0.53	323,362	-	(286,552)	36,810
May 17, 2018	$1.75	5,008,336	-	(135,516)	4,872,820
May 17, 2018	$1.49	60,900	-	-	60,900
May 30, 2019	$2.15	-	126,174	-	126,174

	$1.75	5,392,598	126,174	(422,068)	5,096,704

Equity Incentive Plan

Under the Corporations equity incentive plan (the “Equity Incentive Plan”), the aggregate number of common shares issuable on the exercise of stock options or issuance of RSUs cannot exceed 10% of the number of common shares issued and outstanding. As at September 30, 2017, a total of 6,546,999 stock options and 466,277 RSUs were outstanding under the New Plan and a total of 3,104,300 remain available for future grants.

Incentive Stock Options

Stock options under the Equity Incentive Plan have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2016	$2.48	6,175,995	$ 6,996

Stock options granted	$2.31	1,645,500	-
Share based compensation expense	-	-	1,940
Options exercised	$1.28	(125,999)	(78)
Options forfeited or expired	$4.78	(1,148,497)	(2,863)

Balance – September 30, 2017	$1.98	6,546,999	$ 5,995

Balance – December 31, 2015	$3.20	4,444,497	$ 6,906

Stock options granted	$1.11	2,537,500	-
Share based compensation expense	-	-	1,018
Options exercised	$0.72	(316,669)	(111)
Options forfeited or expired	$3.01	(489,333)	(817)

Balance – December 31, 2016	$2.48	6,175,995	$ 6,996

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.02% (2016 – 0.53%) per annum, an expected life of options of 4 years (2016 – 4 years), an expected volatility of 73% based on historical volatility (2016 – 70%), an expected forfeiture rate of 4% (2016 – 4%) and no expected dividends (2016 – nil).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at September 30, 2017 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	2.21	$ 0.60	23,333	$ 0.60
$0.60	1,085,666	2.37	$ 0.60	1,085,666	$ 0.60
$0.84	1,640,833	3.37	$ 0.84	1,093,889	$ 0.84
$1.73	600,000	3.69	$ 1.73	450,000	$ 1.73
$1.75	42,000	4.88	$ 1.75	10,500	$ 1.75
$1.78	150,000	3.75	$ 1.78	112,500	$ 1.78
$1.94	496,500	1.37	$ 1.94	496,500	$ 1.94
$2.32	1,601,500	4.34	$ 2.32	800,750	$ 2.32
$4.16	336,000	0.31	$ 4.16	336,000	$ 4.16
$7.10	556,000	0.28	$ 7.10	556,000	$ 7.10
$8.13	3,500	0.61	$ 8.13	3,500	$ 8.13

	6,546,999	2.57	$ 2.06	4,968,638	$ 2.17

The weighted average share price at the date of exercise for options exercised during the three and nine month periods ended September 30, 2017 was $1.92 and $2.26 (2016 - $2.62 and $1.58), respectively.

During the three and nine month period ended September 30, 2017, the Corporation recorded total share-based compensation expense of $360,000 and $1,940,000 (2016 – $179,000 and $816,000), respectively, which related to incentive share options, of which $64,000 and $323,000 (2016 – $22,000 and $114,000) is recorded to mineral properties and $296,000 and $1,617,000 (2016 – $157,000 and $702,000) has been charged to income.

Restricted Share Units

RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. As at September 30, 2017, a total of 466,277 RSUs were outstanding.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2016	452,951	$ 220

RSUs granted	235,000	-
Share-based compensation expense recognized	-	433
RSUs vested	(221,674)	(298)

Balance – September 30, 2017	466,277	$ 355

Balance – December 31, 2015	360,904	$ 471

RSUs granted	295,000	-
Share-based compensation expense recognized	-	162
RSUs vested	(135,001)	(420)

Balance – September 30, 2016	520,903	$ 213

During the nine month period ended September 30, 2017 the Corporation granted a total of 235,000 RSUs (2016 – 295,000), with a total grant-date fair value determined to be $545,000 (2016 - $268,000). Included in general and administrative expenses for the three and nine month periods ended September 30, 2017 is share-based compensation expense of $93,000 and $433,000 (2016 – $57,000 and $162,000), respectively, related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the nine month period ended September 30, 2017 was $2.50 (2016 - $1.03).

11.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the three and nine month periods ended September 30, 2017 and 2016 as follows:

Corporate	Three Months Ended		Nine Months Ended
	2017	2016	2017	2016
General and administrative expenses
Depreciation	$ 27	$ 26	$ 63	$ 58
Amortization of intangible assets	3	3	10	10
Business development and investor relations	109	93	440	299
Office, operating and non-operating overheads	186	113	485	456
Professional and advisory	179	176	1,180	396
Regulatory	171	45	303	154
Salaries and contractors	410	329	1,596	1,020
Share-based compensation	380	178	2,004	687
Travel	96	46	188	131

	$ 1,561	$ 1,009	$ 6,269	$ 3,211

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Environmental Services	Three Months Ended		Nine Months Ended
	2017	2016	2017	2016
General and administrative expenses
Depreciation	$ 3	$ 8	$ 15	$ 27
Amortization of intangible assets	4	25	49	74
Business development and investor relations	6	21	222	49
Office, operating and non-operating overheads	176	156	514	536
Professional	1	9	17	36
Salaries and contractors	468	399	1,303	1,437
Share-based compensation	-	32	-	161
Travel	36	16	73	51

	$ 694	$ 669	$ 2,193	$ 2,371

Total General and Administrative Expenses	$ 2,255	$ 1,678	$ 8,462	$ 5,582

12.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the three and nine month periods ended September 30, 2017 and 2016 as follows:

	Three Months Ended		Nine Months Ended
	2017	2016	2017	2016

Mine site care and maintenance
Depreciation	$ 327	$ 407	$ 1,048	$ 1,223
Office, operating and non-operating overheads	94	68	222	183
Other expenses	-	-	-	68

	$ 421	$ 475	$ 1,270	$ 1,474

13.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	September 30 2017	December 31 2016

Fair value through profit or loss
Warrants held-for-trading	Level 2	$ 1,094	$ 1 ,326
Embedded derivative - Wheaton agreement	Level 3	$ 6,600	-

Available-for-sale
Investment in marketable securities	Level 1	$ 394	$ 365

		$ 8,088	$ 1,691

During the nine month period ended September 30, 2017, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.51% (2016 – 0.51%) per annum, an expected life of options of 0.42 to 1.87 years (2016 – 2 years), an expected volatility of 85% to 144% (2016 – 83%) based on historical volatility and no expected dividends (2016 – nil).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

14.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and nine month periods ended September 30, 2017 and 2016 is summarized as follows:

	Three Months Ended		Nine Months Ended
	2017	2016	2017	2016

Operating Cash Flows Arising From Interest and Taxes
Interest received	$ 22	$ 24	$ 155	$ 54

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$ 64	$ 22	$ 323	$ 114
Capitalization of depreciation to mineral properties	$ 46	$ 33	$ 136	$ 101
Capitalization of re-estimation of decommissioning and rehabilitation provision	$ (280)	$ 17	$ (273)	$ 162
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$ (53)	$ (15)	$ (21)	$ 42
Exploration and evaluation properties	$ (2,635)	$ 326	$ (2,036)	$ 789

15.	Segmented Information

The Corporation had two operating segments during the three and nine month periods ended September 30, 2017 and 2016, being the mining operations, including care and maintenance of the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well as exploration and evaluation activities; and the environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three and nine month periods ended September 30, 2017 and 2016 is summarized as follows:

As at and for the three months ended September 30, 2017	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$ 1,554	$ -	$ -	$ 1,554
Non-Canadian	2,232	-	-	2,232
Total revenues as reported	3,786	-	-	3,786

Cost of sales	2,241	-	-	2,241
Depreciation and amortization	8	-	30	38
Share-based compensation	-	-	380	380
Other G&A expenses	687	11	1,139	1,837
Mine site care and maintenance	-	421	-	421
Foreign exchange loss	-	-	49	49
Loss on investments			517	517
Other loss (income)	-	19	(32)	(13)

Segment income (loss) before taxes	$ 850	$ (451)	$ (2,083)	$ (1,684)(i)

Total assets	$ 6,716	$ 97,693	$ 21,345	$ 125,754
Total liabilities	$ 2,001	$ 20,134	$ 1,477	$ 23,612

As at and for the three months ended September 30, 2016	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$ 1,892	$ -	$ -	$ 1,892
Non-Canadian	1,351	-	-	1,351
Total revenues as reported	3,243	-	-	3,243

Cost of sales	2,533	-	-	2,533
Depreciation and amortization	33	-	29	62
Share-based compensation	32	-	178	210
Other G&A expenses	567	15	836	1,418
Mine site care and maintenance	-	475	-	475
Foreign exchange gain	(2)	-	(59)	(61)
Gain on investments	-	-	(1,099)	(1,099)
Other income	-	-	(49)	(49)

Segment income (loss) before taxes	$ 80	$ (490)	$ 164	$ (246)(i)

Total assets	$ 7,686	$ 92,362	$ 19,797	$ 119,845
Total liabilities	$ 1,571	$ 25,912	$ 634	$ 28,117

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the nine months ended September 30, 2017	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$ 4,288	$ -	$ -	$ 4,288
Non-Canadian	3,937	-	-	3,937
Total revenues as reported	8,225	-	-	8,225

Cost of sales	5,218	-	-	5,218
Depreciation and amortization	64	-	73	137
Share-based compensation	-	-	2,004	2,004
Other G&A expenses	2,129	30	4,162	6,321
Mine site care and maintenance	-	1,270	-	1,270
Foreign exchange loss	-	-	138	138
Gain on investments			(1,452)	(1,452)
Other loss (income)	-	49	(124)	(75)

Segment income (loss) before taxes	$ 814	$ (1,349)	$ (4,801)	$ (5,336)(i)

Total assets	$ 6,716	$ 97,693	$ 21,345	$ 125,754
Total liabilities	$ 2,001	$ 20,134	$ 1,477	$ 23,612

As at and for the nine months ended September 30, 2016	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$ 5,073	$ -	$ -	$ 5,073
Non-Canadian	3,349	-	-	3,349
Total revenues as reported	8,422	-	-	8,422

Cost of sales	6,437	-	-	6,437
Depreciation and amortization	101	-	68	169
Share-based compensation	161	-	687	848
Other G&A expenses	2,072	15	2,478	4,565
Mine site care and maintenance	-	1,474	-	1,474
Foreign exchange (gain) loss	(2)	-	240	238
Gain on investments			(2,904)	(2,904)
Other loss (income)	-	25	(42)	(17)

Segment loss before taxes	$ (347)	$ (1,514)	$ (527)	$ (2,388)(i)

Total assets	$ 7,686	$ 92,362	$ 19,797	$ 119,845
Total liabilities	$ 1,571	$ 25,912	$ 634	$ 28,117
(i)	Represents consolidated loss before taxes.

For the nine month period ended September 30, 2017, revenue from three customers of the Corporation’s Environmental Services segment represents approximately $4,200,000 of the Corporation’s consolidated revenue.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three and nine month periods ended September 30, 2017 and 2016 was as follows:

	Three Months Ended		Nine Months Ended
	2017	2016	2017	2016

Salaries and other short-term benefits	$ 494	$ 453	$ 1,761	$ 1,309
Share-based compensation	356	246	1,787	852

	$ 850	$ 699	$ 3,548	$ 2,161

Key management includes the Corporation’s Board of Directors and members of senior management.

Other Related Party Transactions:

During the nine month period ended September 30, 2017, the Corporation incurred $125,000 (2016 – $nil) of consulting expenses from a Corporation controlled by a Director of the Company. The consulting services provided by the Company controlled by this director concluded by September 30, 2017.

17.	Commitments

As at September 30, 2017, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2017	196
2018	376
Thereafter	393

$ 965

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $276,000.

(c)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $4,788,000 by December 31, 2018.